June 3, 2015

By EDGAR correspondence

Ms. Ji Shin,

Attorney-Advisor

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	PITOOEY!, Inc.
Preliminary Information Statement on
Schedule 14C Filed May 20, 2015
File No. 000-53991

Dear Ms. Shin:

On behalf of PITOOEY!, Inc., I acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Jacob DiMartino

Jacob DiMartino

Chief Executive Officer